Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

February 1, 2006

3.

News Release

February 2, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced that it has completed the closing of an expedited private placement, raising gross proceeds of $636,461, subject to TSX Venture Exchange final approval.

5.

Full Description of Material Change

The Corporation announced that it has completed the closing of an expedited private placement, raising gross proceeds of $636,461, subject to TSX Venture Exchange final approval.  The proceeds from the placement will be used for general operating capital and the development of the Corporation’s network-based trading server.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and at a price of $0.40 for the next 12 months, and will expire February 1, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Corporation paid Finder’s Fees of $33,195 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $72,000.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

February 7, 2006